Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Focus Impact BH3 Newco, Inc.	Delaware, USA
Focus Impact BH3 Merger Sub I, LLC	Delaware, USA
Focus Impact BH3 Merger Sub II, Inc.	Delaware, USA